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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              FORM 10-SB AMENDMENT
                                    (5/20/99)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           CENTRE CAPITAL CORPORATION
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            NEVADA
-------------------------------------        -----------------------------------
(STATE OR OTHER JURISDICTION OF               (IRS EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)


          7642 PEBBLE DRIVE                          FT. WORTH, TEXAS 76181
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (CITY, STATE AND ZIP CODE)


                                 (817) 284-1501
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              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)


         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
             TO BE REGISTERED                   EACH CLASS IS TO BE REGISTERED
           --------------------                 ------------------------------

                   NONE                                       NONE
-------------------------------------        -----------------------------------

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)




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                           CENTRE CAPITAL CORPORATION

                              FORM 10-SB AMENDMENT

                                      INDEX
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                                      PART I                                                      PAGE
ITEM 1.  DESCRIPTION OF BUSINESS*                                                                   3*

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION*                                 3*

SIGNATURES                                                                                          5
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  *AMENDED UNDER DATE OF MAY 20, 1999 AS PROVIDED ON PAGE 3




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ITEM 1.  BUSINESS

         HISTORY. Registrant was incorporated November 3, 1975 as a Utah corporation under the name of World Investment Corporation. Its name was changed to Energy Stock Exchange, and its charter was forfeited on December 31, 1978 for failure to pay franchise taxes. It remained dormant until it was reinstated on April 20, 1981 and changed its name to Burke Oil Company. On September 6, 1988, its name was changed to Centre Capital Corporation, and it was reincorporated under Nevada law. Registrant had ceased operations and become dormant when Everett Sparks purchased control of Registrant from its controlling stockholder in November, 1995. Registrant acquired all of the stock of Mighty Technology, Inc. in December,1995 and KFA Corp. in January, 1996 by the issuance of 1,050,000 shares of Registrant's stock. Mighty Technology, Inc. changed its name in July of 1996 to Insecto Corporation. Under its present management, Registrant has been engaged in the marketing of a non-toxic and non-hazardous insecticide product designed primarily for the extermination of fire ants. These operations have not been profitable to date, and Registrant is currently seeking other products and operations to increase its volume of business to a profitable level. None of the various business operations conducted by Registrant under its prior management has ever been profitable, and there is no assurance that whatever business Registrant might conduct in the future will ever be profitable.*

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         PLAN OF OPERATIONS. Registrant is seeking to acquire businesses, preferably in the field of multi-level direct marketing of nutritional supplements and body care products, with which its management, Everett Sparks, is familiar. Payment for any such acquisitions would necessarily need to be in the form of issuance by Registrant of shares of its Common Stock, which does not have an active trading market or any readily ascertainable value. There is no assurance that Registrant will be able to make any acquisitions, or if made that the terms would be favorable to Registrant or its shareholders.**


* THE LAST 2 SENTENCES IN THIS PARAGRAPH HAVE BEEN AMENDED TO DELETE INCORRECT REFERENCE TO REGISTRANT BEING DORMANT AND NOT CONDUCTING ANY BUSINESS OR OPERATIONS AT THIS TIME AND TO INSERT CORRECT REFERENCE TO REGISTRANT CONTINUING AT THIS TIME TO ENGAGE IN THE MARKETING OF ITS INSECTICIDE PRODUCT.

**AMENDED 5/20/99 BY DELETING REFERENCE TO REGISTRANT NOT CONDUCTING OPERATIONS WHILE SEEKING ACQUISITIONS AS REGISTRANT WILL CONTINUE TO MARKET ITS INSECTICIDE PRODUCT DURING THAT PROCESS.


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                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned hereunto duly authorized, this 20th day of May, 1999.


                                             Centre Capital Corporation
                                        By:
                                           -----------------------------------
                                            Everett Sparks, President


                                           -----------------------------------
                                            Ira Hunt, Director





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